UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AOL Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00184X105

(CUSIP Number)

Stephen D. Brook, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON Timothy M. Armstrong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSON Armstrong Family Investment LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSON Polar Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) OO

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by Timothy M. Armstrong (“Mr. Armstrong”), Armstrong Family Investment LLC, a Delaware limited liability company (“AFI”), and Polar Capital Group, LLC, a Massachusetts limited liability company (“Polar Capital,” and together with Mr. Armstrong and AFI, the “Reporting Persons”) with the Securities and Exchange Commission on February 8, 2013 and amended on June 17, 2015 (as it may be amended from time to time, this “Schedule 13D”), relating to the common stock, $0.01 par value per share (the “Shares”), of AOL Inc., a Delaware corporation (the “Issuer”). Initially capitalized terms used in this Amendment No. 2 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph immediately prior to the final paragraph of Item 4:

The Offer expired on June 22, 2015, and the parties consummated the Merger on June 23, 2015. As a result, the Issuer is no longer a publicly traded company and the Reporting Persons no longer beneficially own any Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (c)	The Offer expired on June 22, 2015, and the parties consummated the Merger on June 23, 2015. As a result, the Issuer is no longer a publicly traded company and the Reporting Persons no longer beneficially own any Shares. As previously disclosed, the Reporting Persons tendered into the Offer all Shares beneficially owned by them and eligible for participation in the Offer, totaling 1,682,002 Shares. The remaining 3,877,911 Shares beneficially owned by the Reporting Persons immediately prior to the effective time of the Merger were disposed of in accordance with the terms and conditions of the Merger Agreement.

Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2015	/s/ Timothy M. Armstrong
Timothy M. Armstrong

Armstrong Family Investment LLC

Date: June 23, 2015	/s/ Donald P. Armstrong, Jr.
By: Donald P. Armstrong, Jr.
Its: Manager

Polar Capital Group, LLC

Date: June 23, 2015	/s/ Donald P. Armstrong, Jr.
By: Donald P. Armstrong, Jr.
Its: Manager